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                                                                Exhibit 4(l)(ii)

                       INCOME PAYMENT INCREASE ENDORSEMENT

The Income Payment Section of the contract includes the optional benefit described below. The effective date of this endorsement is equal to the issue date for the contract to which it is attached.

                         INCOME PAYMENT INCREASE OPTION

The income payment amount you receive under an available income payout option may be increased. This is done by payment of an additional amount to us at the time an income payout option is selected. In order to exercise this option, you must send payment with your written notice to us at our administrative office and we must consent to apply the additional amount to the income payout option selected. The net additional amount will be applied to the income payout option selected as of the date the selected option takes effect. The net additional amount is the additional amount paid less any applicable premium expense charge described in the contract to which this endorsement is attached.

This option applies to the income payout options that we consent to make available for this benefit. This option does not apply to any Interest Option. The net additional amount that may be applied is limited to 2 times the amount that would otherwise be applied to the selected income payout option.

We reserve the right to suspend this optional benefit, decline additional amounts received from a payee age 85 or older and decline additional amounts in excess of one million dollars.

There is no charge for this optional benefit. However, we reserve the right to charge a fee to offset administrative expenses incurred. Any fee charged will decrease the net additional amount applied to an income payout option. Such fee will never be greater than $150.

CUNA Mutual Insurance Society
A Mutual Insurance Company


/s/ Jeff Post
President

2004-IPI